EXHIBIT 99.1

Westport Fuel Systems Reports First Quarter 2023 Financial Results

VANCOUVER, British Columbia, May 08, 2023 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport") (TSX:WPRT / Nasdaq:WPRT) reported financial results for the first quarter ended March 31, 2023, and provided an update on operations. All figures are in U.S. dollars unless otherwise stated.

Q1 2023 Highlights

  Revenues increased 7% to $82.2 million compared to the same period in 2022, driven by an increase of $4.5 million or 9% in our Original Equipment Manufacturer ("OEM") business and $1.2 million or 5% increase in our Independent Aftermarket ("IAM") business.
  Net loss of $10.6 million for the quarter, compared to net income of $7.7 million for the same quarter last year. The decrease in earnings was driven by the loss of equity income from the sale of our interest in the Cummins Westport Inc (“CWI”) joint venture, including a $19.1 million gain recorded in the first quarter of 2022, partially offset by an increase in gross margin.
  Cash and cash equivalents were $72.0 million at the end of the first quarter of 2023. Cash used in operating activities during the quarter was $8.6 million, due to operating losses of $9.4 million and net-cash used in working capital of $3.9 million. Net debt repayment was $3.5 million, in the quarter.
  Adjusted EBITDA[1] of negative $4.5 million compared to negative $6.1 million for the same period in 2022.
  Announced expanded global manufacturing footprint in China supporting ongoing and future growth in hydrogen.
  Announced third major OEM collaborator to evaluate H2 HPDI fuel system.
  In April, two papers showcasing the industry leading performance of H2 HPDI on two different OEM engine platforms were presented at the Vienna Motor Symposium.
  In May, showcased our LNG and H2 HPDI fuel systems for internal combustion engines for heavy-duty applications with two fully functioning heavy-duty demonstration vehicles at the ACT Expo in California.

[1] Adjusted earnings before interest, taxes and depreciation is a non-GAAP measure. Please refer to NON-GAAP FINANCIAL MEASURES in Westport’s Management Discussion and Analysis for the reconciliation.

“We delivered solid operational and financial results in the first quarter of 2023, supported by our diversified business model, which allows us to combine our sustainable lower-growth core businesses with our higher-growth future all leading to a low carbon world. Operationally our businesses performed well, despite continued challenges related to chip shortages and a slow return of customers who have lingering concerns from the high LNG prices seen in 2022. We saw significant improvements in gross margin this quarter, to a level we were much more comfortable with, though work still remains and is ongoing to generate continued margin improvement. We remain focused on taking actions to strengthen our balance sheet including improving margins, volumes and constraining spending. The closing of Cartesian debt following quarter end, and release of the security interest in our HPDI 2.0 fuel system intellectual property provides us flexibility for financing alternatives. Going forward liquidity remains a key priority.

Our OEM business benefited from strong growth in our delayed OEM, fuel storage, hydrogen and electronics businesses as well as higher pricing partially offset by modest volumes from our European OEM launch partner. Our IAM business, despite experiencing some market and inflationary headwinds performed well, with both the top and bottom line growth over the prior-year period

Looking to the remainder of 2023, we remain focused on growth in our key markets to achieve sustainable profitability as the demand for clean, affordable low emissions transportation solutions grows. We continue to work diligently to enhance margins with a commitment to both top line and bottom-line improvements. We welcome the return of the European LNG pricing advantage as compared to diesel, combined with the launch of a new product by our lead European HPDI OEM partner. Late 2023 also marks the beginning of our LPG fuel system production and sales to our European OEM customer. The growth of LPG is driven by its price advantage versus petrol and the lower cost to access lower carbon transportation. This is where LPG beats BEV, Hybrids and FCEV in terms of product affordability. This becomes accentuated when governments end incentives on those more expensive options. We look forward to continuing to support our customers in delivering LPG growth long into the future.

Vehicle makers around the world are recognizing that there are many possible paths to reaching the important goal of significantly reducing or eliminating emissions - a ‘one size fits all’ approach to emissions reduction does not exist. Our ongoing testing and development work is prioritized as we work with our three announced OEM partners to demonstrate the benefits of H2 HPDI in real world applications. We also recognize that demonstrating the strength of our H2 HPDI fuel system at venues like ACT Expo and the Vienna Motor Symposium is an important part of the path to commercialization. We educate OEMs and fleets on the ability to maintain existing diesel engine architecture and related manufacturing infrastructure while delivering timely, efficient, cost-effective peak performance in transport applications.”

David M. Johnson, Chief Executive Officer

1Q23 Operations

CONSOLIDATED RESULTS
($ in millions, except per share amounts)			Over / (Under) %
	1Q23	1Q22
Revenues	$82.2	$76.5	7%
Gross Margin(2)	$13.3	$9.9	34%
Gross Margin %	16%	13%
Operating Expenses	$22.8	$20.7	10%
Income from Investments Accounted for by the Equity Method(1)	$0.1	$0.3	(56)%
Gain on sale of investment	$—	$19.1	(100)%
Net Income (Loss)	$(10.6)	$7.7	238%
Net Income (Loss) per Share	$(0.06)	$0.05	(220)%
EBITDA(2)	$(6.3)	$11.7	(154)%
Adjusted EBITDA(2)	$(4.5)	$(6.1)	(26)%

(1)	This includes income from our Minda Westport Technologies Limited joint venture.
(2)	EBIT, EBITDA, Adjusted EBITDA, and Gross Margin are non-GAAP measures. Please refer to NON-GAAP FINANCIAL MEASURES for the reconciliation.

Revenues for the three months ended March 31, 2023 increased by 7% to $82.2 million compared to $76.5 million in the same quarter last year, primarily driven by increased sales volumes of our delayed OEM, fuel storage, hydrogen and electronics products, increased sales volumes of IAM in the North American and Eastern Europe markets. These were offset by lower sales volumes to Indian customers in the light-duty OEM business, and lower sales of CNG and LNG products due to higher natural gas prices in the European market.

Gross margin for the three months ended March 31, 2023 increased by 34% to $13.3 million or 16% of revenue compared to $9.9 million or 13% of revenue in the same quarter last year.

Net loss was $10.6 million for the first quarter of 2023, compared to a net income of $7.7 million for the same quarter last year. The decrease in earnings was driven by the loss of equity income from the termination and sale of the CWI joint venture and a $19.1 million gain recorded in the first quarter of 2022, partially offset by higher year-over-year gross margins of $3.4 million.

Westport generated negative $4.5 million in Adjusted EBITDA during the first quarter of 2023, compared to negative $6.1 million Adjusted EBITDA for the same period in 2022.

Segment Information

SEGMENT RESULTS	Three months ended March 31, 2023
	Revenue	Operating income (loss)	Depreciation & amortization	Equity income
OEM	$56.3	$(6.0)	$2.3	$0.1
IAM	25.9	—	0.6	—
Corporate	—	(3.4)	0.1	—
Total Consolidated	$82.2	$(9.4)	$3.0	$0.1

SEGMENT RESULTS	Three months ended March 31, 2022
	Revenue	Operating income (loss)	Depreciation & amortization	Equity income
OEM	$51.8	$(6.3)	$2.1	$0.3
IAM	24.7	(0.4)	0.9	—
Corporate	—	(4.1)	0.1	—
Total Consolidated	$76.5	$(10.8)	$3.1	$0.3

Original Equipment Manufacturer Segment

Revenue for the three months ended March 31, 2023, was $56.3 million, compared with $51.9 million for the three months ended March 31, 2022. The increase of $4.5 million was primarily driven by increased in sales for our delayed OEM, fuel storage, hydrogen, and electronics businesses, which was partially offset by decreased sales volumes of our light-duty OEM from India. Sales volumes decreased from our heavy-duty OEM mainly due to the unfavorable fuel price differential between LNG and diesel in Europe driven by the shortage of LNG supply, offset by a favourable price adjustment from our customer.

Gross margin increased by $3.1 million to $8.1 million, or 14% of revenue, compared to $5.0 million, or 10% of revenue for the same period in the prior year, and a loss of $0.8 million and (2%) in the fourth quarter of 2022. The improvement was driven by increased sales volumes in multiple OEM businesses including improved sales mix of delayed OEM business system parts. Further, we continue to incur higher production input costs from supply chain challenges, and inflation in logistics, utilities, labor, and other costs, which we have only partially been able to pass on to our OEM customers.

In spite of these pressures, we remain confident in the outlook for our OEM segment. Low to zero-emission transportation is our future and our HPDI story provides an affordable solution. Supportive government policies to mitigate climate change globally bolster the adoption of our products and the increasing usage of biomethane now with hydrogen tomorrow using HPDI accelerates the energy transition in heavy-duty transport. Earlier this year, our European launch partner announced a new natural gas HPDI equipped engine that delivers increased horsepower and an extended range. As is typical in the release of new products, we expect a production and sales reduction of the original engine platform as customers opt to wait for the new, more powerful option.

Independent Aftermarket Segment

Revenue for the three months ended March 31, 2023, was $25.9 million, compared with $24.7 million for the three months ended March 31, 2022. Gross margin for the quarter increased by $0.3 million to $5.2 million, or 20% of revenue, compared to $4.9 million, or 20% of revenue for the three months ended March 31, 2022 and $5.4 million, or 18% of revenue in the fourth quarter of 2022. The increase in revenue and gross margin percentage was primarily driven by higher sales volumes to North America, Eastern Europe and South America, partially offset by the lower sales volume in the Middle East and Africa, and higher production input costs incurred in materials, transportation, and energy costs.

The opportunity Westport has to expand market share in current markets and advancing into emerging markets with our LPG solutions is a real, decisive factor for growth. Supportive LPG pricing is creating a promising demand trend for our business. Ultimately emissions reduction is going to be driven by large scale adoption, and adoption will be driven by affordability. Westport continues to address and serve markets which can’t afford expensive electric vehicles but are still looking for cleaner solutions. These are the areas where Westport can continue to win and drive market share.

FINANCIAL STATEMENTS & MANAGEMENT'S DISCUSSION AND ANALYSIS

To view Westport financials for the first quarter ended March 31st, 2023, please visit https://investors.wfsinc.com/financials/

CONFERENCE CALL & WEBCAST

Westport has scheduled a conference call for Tuesday, May 9, 2023, at 7:00 am Pacific Time (10:00 am Eastern Time) to discuss these results. To access the conference call by telephone, please dial 1-800-319-4610 (Canada & USA toll-free) or 1-604-638-5340. The live webcast of the conference call can be accessed through the Westport website at https://investors.wfsinc.com/.

To access the conference call replay, please dial 1-800-319-6413 (Canada & USA toll-free) or 1-604-638-9010 using the passcode 0003. The telephone replay will be available until May 16, 2023.

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global automotive industry. Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America, and South America, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Cautionary Note Regarding Forward Looking Statements
This press release contains forward-looking statements, including statements regarding revenue expectations, future growth in markets, future of our development programs (including those relating to HPDI and Hydrogen), expected margin improvements, fuel pricing advantages, duration of government incentive programs,   expectations regarding sales growth, the demand for our products, the future success of our business and technology strategies, intentions of partners and potential customers, the performance and competitiveness of Westport Fuel Systems’ products, future market opportunities as well as Westport Fuel Systems management’s response to any of the aforementioned factors. These statements are neither promises nor guarantees but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward-looking statements. These risks, uncertainties and assumptions include those related to our revenue growth, operating results, industry and products, the general economy including impacts due to inflation, conditions of and access to the capital and debt markets, access to required semiconductors, solvency, governmental policies, sanctions and regulation, technology innovations, fluctuations in foreign exchange rates, operating expenses, continued reduction in expenses, ability to successfully commercialize new products, the performance of our joint ventures, the availability and price of natural gas, government incentive programs and new environmental regulations, the acceptance of and shift to natural gas vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners,, the Russia-Ukraine conflict and ongoing semiconductor shortages as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward-looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

Contact Information
Investor Relations
Westport Fuel Systems
T: +1 604-718-2046

NON-GAAP FINANCIAL MEASURES

Management reviews the operational progress of its business units and investment programs over successive periods through the analysis of net income, EBITDA and Adjusted EBITDA. The Company defines EBITDA as net income or loss from continuing operations before income taxes adjusted for interest expense (net), depreciation and amortization. Westport Fuel Systems defines Adjusted EBITDA as EBITDA from continuing operations excluding expenses for stock-based compensation, unrealized foreign exchange gain or loss, and non-cash and other adjustments. Management uses Adjusted EBITDA as a long-term indicator of operational performance since it ties closely to the business units’ ability to generate sustained cash flow and such information may not be appropriate for other purposes.  Adjusted EBITDA includes the company's share of income from joint ventures.

The terms EBITDA and Adjusted EBITDA are not defined under U.S. generally accepted accounting principles ("U.S. GAAP") and are not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA have limitations as an analytical tool, and when assessing the company's operating performance, investors should not consider EBITDA and Adjusted EBITDA in isolation, or as a substitute for net loss or other consolidated statement of operations data prepared in accordance with U.S. GAAP. Among other things, EBITDA and Adjusted EBITDA do not reflect the company's actual cash expenditures. Other companies may calculate similar measures differently than Westport Fuel Systems, limiting their usefulness as comparative tools. The company compensates for these limitations by relying primarily on its U.S. GAAP results and using EBITDA and Adjusted EBITDA as supplemental information.

GAAP & NON-GAAP FINANCIAL MEASURES
($ in millions)	1Q22	2Q22	3Q22	4Q22	1Q23
Three months ended
Net income (loss) before income taxes	$7.6	$(11.5)	$(11.0)	$(16.4)	$(9.7)

Interest expense, net	1.0	0.7	0.2	0.1	0.4
Depreciation and amortization	3.1	3.1	2.8	2.8	3.0
EBITDA	11.7	(7.7)	(8.0)	(13.5)	(6.3)

Stock based compensation	0.5	0.9	0.8	0.2	0.7
Unrealized foreign exchange (gain) loss	0.8	2.5	2.7	0.4	1.1
(Gain) on sale of Investment	(19.1)	—	—	—	—
Adjusted EBITDA	$(6.1)	$(4.3)	$(4.5)	$(12.9)	$(4.5)

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Balance Sheets (unaudited)
(Expressed in thousands of United States dollars, except share amounts)
March 31, 2023 and December 31, 2022

	March 31, 2023	December 31, 2022
Assets
Current assets:
Cash and cash equivalents (including restricted cash)	$71,963	$86,184
Accounts receivable	102,485	101,640
Inventories	82,798	81,635
Prepaid expenses	9,254	7,760
Total current assets	266,500	277,219
Long-term investments	4,808	4,629
Property, plant and equipment	63,215	62,641
Operating lease right-of-use assets	25,151	23,727
Intangible assets	7,623	7,817
Deferred income tax assets	10,671	10,430
Goodwill	3,010	2,958
Other long-term assets	18,149	18,030
Total assets	$399,127	$407,451
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities	$99,281	$98,863
Current portion of operating lease liabilities	3,473	3,379
Short-term debt	9,129	9,102
Current portion of long-term debt	12,562	11,698
Current portion of long-term royalty payable	1,162	1,162
Current portion of warranty liability	9,973	11,315
Total current liabilities	135,580	135,519
Long-term operating lease liabilities	21,376	20,080
Long-term debt	29,982	32,164
Long-term royalty payable	4,625	4,376
Warranty liability	3,028	2,984
Deferred income tax liabilities	3,447	3,282
Other long-term liabilities	5,148	5,080
Total liabilities	203,186	203,485
Shareholders’ equity:
Share capital:
Unlimited common and preferred shares, no par value
171,719,337 (2022 - 171,303,165) common shares issued and outstanding	1,244,507	1,243,272
Other equity instruments	8,610	9,212
Additional paid in capital	11,516	11,516
Accumulated deficit	(1,035,344)	(1,024,716)
Accumulated other comprehensive loss	(33,348)	(35,318)
Total shareholders' equity	195,941	203,966
Total liabilities and shareholders' equity	$399,127	$407,451

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Operations and Comprehensive Income (Loss) (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2023 and 2022

	Three months ended March 31,
	2023	2022
Revenue	$82,240	$76,544
Cost of revenue and expenses:
Cost of revenue	68,879	66,619
Research and development	7,263	5,934
General and administrative	9,768	9,191
Sales and marketing	3,649	3,649
Foreign exchange loss	1,076	771
Depreciation and amortization	1,037	1,183
	91,672	87,347
Loss from operations	(9,432)	(10,803)

Income from investments accounted for by the equity method	129	293
Gain on sale of investment	—	19,119
Interest on long-term debt and accretion on royalty payable	(847)	(1,060)
Interest and other income, net of bank charges	466	41
Income (loss) before income taxes	(9,684)	7,590
Income tax expense (recovery)	944	(120)
Net income (loss) from continuing operations	(10,628)	7,710
Net income (loss) from discontinued operations	—	—
Net income (loss) for the period	(10,628)	7,710
Other comprehensive income (loss):
Cumulative translation adjustment	1,970	(331)
Comprehensive income (loss)	$(8,658)	$7,379

Income (loss) per share:
Net income (loss) per share - basic	$(0.06)	$0.05
Net income (loss) per share - diluted	$(0.06)	0.04
Weighted average common shares outstanding:
Basic	171,690,032	171,155,206
Diluted	171,690,032	174,516,905

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Cash Flows (unaudited)
(Expressed in thousands of United States dollars)
Three months ended March 31, 2023 and 2022

	Three months ended March 31,
	2023	2022
Operating activities:
Net income (loss) for the period	$(10,628)	$7,710
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	3,027	3,089
Stock-based compensation expense	633	531
Unrealized foreign exchange loss	1,076	771
Deferred income tax	(148)	(435)
Income from investments accounted for by the equity method	(129)	(293)
Interest on long-term debt and accretion on royalty payable	847	1,060
Change in inventory write-downs	586	(243)
Change in bad debt expense	84	91
Net gain on sale of investment	—	(19,119)
Changes in operating assets and liabilities:
Accounts receivable	(1,041)	6,028
Inventories	(591)	(8,384)
Prepaid expenses	(1,684)	(2,270)
Accounts payable and accrued liabilities	763	(3,569)
Warranty liability	(1,382)	(1,856)
Net cash used in operating activities	(8,587)	(16,889)
Investing activities:
Purchase of property, plant and equipment	(3,007)	(2,798)
Proceeds on sale of assets	98	—
Proceeds on sale of investments	—	31,949
Net cash (used in) provided by investing activities	(2,909)	29,151
Financing activities:
Repayments of operating lines of credit and long-term facilities	(11,736)	(23,193)
Drawings on operating lines of credit and long-term facilities	8,251	15,306
Net cash used in financing activities	(3,485)	(7,887)
Effect of foreign exchange on cash and cash equivalents	760	(1,703)
Net (decrease) increase in cash and cash equivalents	(14,221)	2,672
Cash and cash equivalents, beginning of period (including restricted cash)	86,184	124,892
Cash and cash equivalents, end of period (including restricted cash)	$71,963	$127,564